Exhibit 2.3

DESCRIPTION OF SHARE CAPITAL

The following description of our ordinary shares is only a summary. We encourage you to read our Constitution, which is included as an exhibit to our Annual Report on Form 20-F. All references to the “Company,” “we,” “us,” “our” and “ours” refer to ioneer Ltd. and its consolidated subsidiaries.

General

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission (“ASIC”). Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX. Our ADSs, each representing 40 of our ordinary shares, are listed on Nasdaq under the symbol “IONR.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

The Australian law applicable to our Constitution is not significantly different from U.S. laws applicable to a U.S. company’s charter documents except we do not have a limit on our authorized share capital, as the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Constitution

Our constituent document is a Constitution. The Constitution is subject to the terms of the ASX Listing Rules and the Australian Corporations Act. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. Where there is an inconsistency between the provisions of the Constitution and the ASX Listing Rules, the provisions of the ASX Listing Rules will prevail over any inconsistent provisions of the Constitution.

Purposes and Objects

As a public company, we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors and Management of the Company

The business is managed by the directors who may exercise all the powers of the Company that are not required to be exercised by shareholders in a general meeting. The exercise of these powers is subject to the provisions of this Constitution, the ASX Listing Rules and the Australian Corporations Act (to the extent applicable).

Members Approval to Significant Changes

We must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to the ASX in accordance with the requirements of the ASX Listing Rules (and if required by the ASX, subject to us obtaining the approval of shareholders in a general meeting). We must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in a general meeting. We need not comply with the above obligations if the ASX grants us an applicable waiver to be relieved of our obligations.

Rights Attached to Our Ordinary Shares

All of our issued shares are ordinary shares and as such the rights pertaining to these ordinary shares are the same. As at the date of this annual report on Form 20-F, there are no ordinary shares that have superior or inferior rights.

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our ordinary shares on issue are validly issued, fully paid and rank pari passu (equally). The rights attached to our ordinary shares are as follows:

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Dividend Rights. Under our Constitution, subject to the rights of persons (if any) entitled to shares with special rights to dividends, the directors may declare an interim or final dividend be paid to the members in accordance with the Australian Corporations Act and may authorize the payment or crediting by us to the members of such a dividend. No dividend carries interest as against us. Under the Australian Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless the resolution for the payment of the dividend otherwise directs, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.

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Voting Rights. Holders of ordinary shares have one vote per person on a show of hands, or one vote for each fully paid ordinary share held (or for a partly paid share, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the share) on all matters submitted to a vote of shareholders conducted by way of a poll.

The quorum required for a general meeting of shareholders consists of at least five shareholders or shareholders representing at least 10% of our voting shares present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting at which there is a lack of a quorum after 30 minutes (excluding a meeting convened on the requisition of shareholders) will be adjourned to the date, time and place as the Directors may by notice to shareholders appoint, or failing any appointment, to the same day in the following week at the same time and place. The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the reconvened meeting.

Under the Australian Corporations Act, an ordinary resolution requires approval by the shareholders by a simple majority of the votes cast (namely, a resolution passed by more than 50% of the votes cast by shareholders entitled to vote on the resolution). Under our Constitution and the Australian Corporations Act, a special resolution (such as in relation to amending our Constitution, approving any variation of rights attached to any class of shares or our voluntary winding-up), requires approval of a special majority (namely a resolution that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution).

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Rights in the Event of Liquidation. Under our Constitution, in the event of our liquidation, after satisfaction of liabilities to creditors and other statutory obligations prescribed by the laws of Australia, and the passing of a special resolution giving effect to the following, the liquidator may distribute our assets to the holders of ordinary shares in proportion to the shares held by them respectively. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Changing Rights Attached to Shares

Under the Australian Corporations Act and our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Under the Australian Corporations Act, our directors must convene an annual meeting of shareholders at least once every calendar year and within five months after the end of our last financial year. Notice of at least 28 days prior to the date of the meeting is required. A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of the votes that may be cast at a general meeting of shareholders. A general meeting must be called by the directors if requested by one or more shareholders holding in aggregate at least 5% of the votes that may be cast at a general meeting of shareholders. The directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our Company, imposed by the takeover provisions in the Australian Corporations Act which prohibit a person from acquiring voting shares or interests above the 20% level unless the person uses one of several permitted transactions types, neither our Constitution nor the laws of the Commonwealth of Australia (excluding the Foreign Acquisitions and Takeovers Act 1975 (as amended from time to time) and related regulations) restrict in any way the ownership of shares in our Company.

Changes in Our Capital

Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the proceeding 12-month period. Issues of securities in excess of this limit or the issue of securities to our related parties, certain substantial shareholders and their respective associates require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

The Foreign Acquisitions and Takeovers Act 1975

Overview

Australia’s foreign investment regime is set out in the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) and Australia’s Foreign Investment Policy, or the Policy. The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board, or FIRB.

In the circumstances set out below in the section entitled ‘Mandatory notification requirements’, foreign persons are required to notify and receive a prior statement of no objection, or FIRB Clearance, from the Australian Treasurer. In the circumstances set out below in the section entitled ‘Other situations where FIRB clearance might be sought’, it is generally recommended that foreign persons obtain FIRB Clearance.

The Australian Treasurer has powers under the FATA to make adverse orders, including prohibition of a proposal, ordering disposal of an interest acquired or imposing conditions on a proposed transaction, in respect of a relevant acquisition if he or she considers it to be contrary to Australia’s national interest. The issue of a FIRB Clearance removes the risk of the exercise of the Australian Treasurer’s powers.

The obligation to notify and obtain FIRB Clearance is upon the acquirer of the interest, and not the Company. The failure to obtain FIRB Clearance may be an offence under Australian law.

Investor’s Responsibility

It is the responsibility of any persons who wish to acquire shares of the Company to satisfy themselves as to their compliance with the FATA, regulations made under the FATA, the Policy, guidelines issued by the FIRB and with any other necessary approval and registration requirement or formality, before acquiring an interest in the Company.

Mandatory Notification Requirements

Broadly, FIRB Clearance is required for the following transactions involving the acquisition of shares by foreign persons in an Australian corporation:

•	the acquisition of a substantial interest if the Australian corporation is valued in excess of the applicable monetary threshold (see below);

•	any direct investment by a foreign government investor; and

•	the acquisition of shares in an Australian land corporation where applicable monetary thresholds are met.

As at January 1, 2022, the prescribed threshold applicable to the majority of non-land investments is A$289 million though a higher threshold of A$1.250 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore, Hong Kong, Peru, Chile, Canada, Mexico and Vietnam unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at June 30, 2022, the Company did not have any interests in Australian land and hence is not an Australian land corporation.  However, the Company’s gross assets were valued above A$289 million. Accordingly, an investor in the Company would currently be subject to the mandatory notification regime if they are a foreign government investor making a direct investment in the Company or a private foreign person that acquires a substantial interest in the Company's shares. Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

Other Situations Where FIRB Clearance Might be Sought

In addition to those circumstances where it is mandatory under the FATA for a foreign person to notify FIRB and seek FIRB Clearance for a particular transaction (see above), there are other instances where, despite there being no mandatory notification obligation, the Australian Treasurer may make adverse orders under the FATA if he or she considers a particular transaction to be ‘contrary to the national interest’.

For example, FIRB has stated in its guidance as at April 12, 2022 that foreign persons proposing to invest in a business or entity involved in the extraction, processing or sale of lithium are encouraged to seek FIRB Clearance on a voluntary basis.

In this circumstance, clearance may be sought on a voluntary basis. This would then preclude the Australian Treasurer from exercising his powers to make adverse orders in respect of the proposed transaction.

The Company as a Foreign Person

If foreign persons have an aggregate substantial interest in the Company, the Company would be considered to be a foreign person under the FATA. In such event, we would be required to obtain FIRB Clearance for our own transactions involving the acquisitions of interests in Australian land and certain types of acquisitions of interests in Australian corporations. FIRB Clearance for such acquisitions may or may not be given or may be given subject to conditions. If FIRB Clearance is required and not given in relation to a proposed investment, we may not be able to proceed with that investment. There can be no assurance that we will be able to obtain any required FIRB Clearances in the future.

Defined Terms Used in this Section

Foreign Persons

Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:

•	a natural person not ordinarily resident in Australia;

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a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, or a foreign government, holds a substantial interest (being a direct or indirect, actual or potential, voting power of 20.0% or more);

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a corporation in which two or more persons, each of whom is either a non-Australian resident, a non-Australian corporation or a foreign government, hold an aggregate substantial interest (being a direct or indirect, actual or potential, voting power in aggregate of 40.0% or more);

•	a trustee of a trust or the general partner of a limited partnership in which a non-Australian resident, non-Australian corporation, or a foreign government, holds a substantial interest;

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a trustee of a trust or the general partner of a limited partnership in which two or more persons, each of whom is either a non-Australian resident, a non-Australian corporation or a foreign government, hold an aggregate substantial interest; or

•	a foreign government investor,

to ascertain if they may be required to notify the Australian Treasurer of their investment.

Associates

Under the FATA, an associate of a person is broadly defined to include:

•	relatives (including spouse or de facto partner) of the person;

•	any person with whom the person is acting, or proposes to act, in concert in relation to an action;

•	any business partner of the person;

•	any entity of which the person is a senior officer;

•	any holding entity of the person or any senior officer of the person (where the person is a corporation);

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any entity whose senior officers are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is an entity, of the senior officers of the person;

•	any entity in accordance with the directions, instructions or wishes of which, or of the senior officers of which, the person is accustomed or under an obligation, whether formal or informal, to act;

•	any corporation in which the person holds a substantial interest;

•	where the person is a corporation—a person who holds a substantial interest in the corporation;

•	the trustee of a trust in which the person holds a substantial interest;

•	where the person is the trustee of a trust —a person who holds a substantial interest in the trust estate.

Australian Land Corporation

An Australian land corporation, or ALC, is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets. An ALC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.

Substantial Interest
A substantial interest in an entity is an interest in at least 20% or more of the actual or potential voting power or issued shares in that entity held by a single foreign person.

An aggregate substantial interest in an entity is an aggregate interest in at least 40% or more of the actual or potential voting power or issued shares in that entity held by multiple foreign persons.

Direct Investment

Any investment of an interest of 10% or more is considered to be a direct investment. Investments that involve interests below 10% may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target. In particular, it includes investments of less than 10% which include any of the following:

•	preferential, special or veto voting rights;

•	the ability to appoint directors or asset managers;

•	contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or

•	building or maintaining a strategic or long-term relationship with a target entity.

Foreign Government Investor

A Foreign Government Investor is:

•	a foreign government or separate government entity;

•	an entity in which a foreign government or separate government entity has a substantial interest of 20% or more; or

•	an entity in which foreign governments or separate government entities of more than one foreign country have an aggregate substantial interest of 40% or more.

Our Constitution does not contain any additional limitations on a nonresident’s right to hold or vote our securities.
Australian law requires the transfer of shares in our Company to be made in writing pursuant to an instrument of transfer (as prescribed under the Australian Corporations Act) if the Company’s shares are not quoted on the ASX or another prescribed financial market in Australia. Under current stamp duty legislation no Australian stamp duty will be payable in Australia on the issue or trading of shares in the Company as the Company is not a “landholder” in any Australian State or Territory, and it is expected that all of the Company’s issued shares will remain quoted on the ASX at all times and no shareholder will acquire or commence to hold (on an associate inclusive basis) 90% or more of the Company’s total issued shares.

American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents 40 shares (or a right to receive 40 shares) deposited with HSBC Bank Australia Limited, as custodian for the depositary in Australia. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.
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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Australia and the provisions of our constitution or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire ADSs on the open market. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Although the deposit agreement provides a waiver of jury trial, we have been advised that no condition, stipulation or provision of the deposit agreement or ADSs can serve as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Accordingly, we expect to be subject to a jury trial in actions based on such laws, rules and regulations.